UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-38203

Mynd.ai, Inc.

Maples Corporate Services Limited,

PO Box 309,

Ugland House,

Grand Cayman KY1-1104

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 21, 2024, Mynd.ai, Inc. (the “Company”) announced that its board of directors has authorized the repurchase of up to $10 million of the Company’s American depositary shares (“ADSs”) and/or ordinary shares, par value $0.001 per share (“Ordinary Shares”), as market conditions and the Company’s liquidity warrant. Repurchases may be made from time to time, subject to applicable securities laws, through open-market purchases, privately negotiated transactions or by other means (including Rule 10b5-1 and Rule 10b5-18 compliant trading plans). Depending on market conditions and other factors, these repurchases may be commenced or suspended from time to time without prior notice. There can be no assurances how many ADS/Ordinary Shares, if any, the Company may repurchase.

On October 21, 2024, the Company issued a press release announcing the authorization of the share repurchase program, which is filed as Exhibit 99.1 to this Report on Form 6-K.

This Report on Form 6-K, except for Exhibit 99.1, shall be deemed to be incorporated by reference into the Company’s registration statements (i) on Form S-8 (Registration Number: 333-278480) and (ii) on Form F-3 (Registration Number: 333-280853), each as filed with the U.S. Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit 99.1 – Press Release dated October 21, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mynd.ai, Inc.

By:	/s/ Arthur Giterman
	Name:	Arthur Giterman
	Title:	Chief Financial Officer

Date: October 21, 2024